As filed with the Securities and Exchange Commission on October 15, 1999

                                              Registration No. 811-09623

 -----------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                   FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Pre-effective Amendment No. [ ]

                                    and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                               Amendment No. [ ]

                       (Check appropriate box or boxes)


                 GLENBROOK LIFE DISCOVER VARIABLE ACCOUNT (A)
                          (Exact Name of Registrant)

                      GLENBROOK LIFE AND ANNUITY COMPANY
                              (Name of Depositor)

                               3100 Sanders Road
                             Northbrook, IL 60062
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                  847/402-5000
              (Depositor's Telephone Number, Including Area Code)

                            Michael J. Velotta, Esq.
                       Glenbrook Life and Annuity Company
                               3100 Sanders Road
                           Northbrook, Illinois 60062
                    (Name and Address for Agent For Service

                       Copies of all communications to:
                      Porter Wright Morris & Arthur, LLP
                         1667 K Street, NW, Suite 1100
                           Washington, DC 20006-1605
                         Attn: Patrice M. Pitts, Esq.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           DISCOVER VARIABLE ANNUITY
                                  PROSPECTUS
   INDIVIDUAL AND GROUP FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS
                                  offered by
                      GLENBROOK LIFE AND ANNUITY COMPANY
                                    through
                 GLENBROOK LIFE DISCOVER VARIABLE ACCOUNT (A)

      This prospectus describes the Discover Variable Annuity Contract ("Contract"). The Contract has 20 Investment Alternatives: one standard Fixed Account Option which pays a guaranteed minimum rate of interest; and 19 Subaccounts of the Glenbrook Life Discover Variable Account (A) ("Variable Account"). Purchase payments are allocated to the Investment Alternatives according to your instructions. Purchase payments allocated to each Subaccount of the Variable Account will be invested exclusively in one of the following portfolios ("Funds"):

            MSU FUND
                  Value
                  Equity Growth
                  Mid Cap Value
                  Mid Cap Growth
                  U.S. Real Estate
                  International Magnum
                  Emerging Markets Equity
                  Global Equity
                  Fixed Income
                  High Yield

            VAN KAMPEN FUNDS
                  LIT Comstock
                  LIT Emerging Growth

            JANUS FUNDS
                  Aspen Capital Appreciation

            STRONG FUNDS
                  VIF Growth Fund II
                  Opportunity Fund II

            WARBURG PINCUS FUNDS
                  Small Company
                  Post Venture Capital

            SCUDDER VARIABLE LIFE INVESTMENT FUND
                  International Portfolio
                  VLIF Bond Portfolio

      VARIABLE ANNUITY CONTRACTS INVOLVE CERTAIN RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

      *     The  investment   performance  of  the  portfolios  in  which  the
            Subaccounts invest will vary.

      *     We do not guarantee how any of the portfolios will perform.

      * The Contract is not a deposit or obligation of any bank, and no bank endorses or guarantees the Contract.

      * Neither the U.S. Government nor any federal agency insures your investment in the Contract.

      Please read this prospectus carefully before investing, and keep it for future reference. It contains important information about the Discover Variable Annuity Contract.

      In certain states, the Contract may be offered as a group contract with individual ownership represented by Certificates. Unless the content specifies otherwise, the discussion of Contracts in this prospectus also applies to Certificates under group contracts.

      THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The Contract is designed to aid you in long-term financial planning. It is available to individuals, as well as to certain group and individual retirement plans. You also may purchase the Contract for use as an Individual Retirement Annuity or to fund an Individual Retirement Account ("IRA") that qualifies for special federal income tax treatment.

      To learn more about the Contract, you may want to read the Statement of Additional Information ("SAI"), dated , 1999. For a free copy of the SAI, contact us at:

      Glenbrook Life and Annuity Company
      Customer Service Center
      8301 Maryland Avenue
      St. Louis, Missouri 63105
      1-877-839-4214

      We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. The table of contents for the SAI appears at the end of this prospectus.

      The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information. You also may read and copy any of these documents at the SEC's public reference room in Washington, D.C. Please call 1-800-SEC-0330 for further information on the operation of the public reference room.

      THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY PROSPECTUSES FOR THE FUNDS.

                               TABLE OF CONTENTS
IMPORTANT TERMS................................................................. 1

FEE TABLE....................................................................... 3

  ANNUAL EXPENSES OF THE FUNDS FOR THE YEAR ENDED 1999.......................... 3
  EXAMPLES...................................................................... 4

HIGHLIGHTS...................................................................... 5

  THE CONTRACT.................................................................. 5
  RIGHT TO CANCEL............................................................... 6
  HOW TO INVEST................................................................. 6
  INVESTMENT ALTERNATIVES....................................................... 6
  TRANSFERS AMONG INVESTMENT ALTERNATIVES....................................... 7
  FEES AND EXPENSES............................................................. 7
  ACCESS TO YOUR MONEY.......................................................... 7
  DEATH BENEFIT................................................................. 8
  ANNUITY PAYMENTS.............................................................. 8
  INQUIRIES..................................................................... 8

CONDENSED FINANCIAL INFORMATION................................................. 8

GLENBROOK LIFE AND ANNUITY COMPANY.............................................. 8

THE VARIABLE ACCOUNT............................................................ 9

THE FUNDS.......................................................................10

  MSUF VALUE....................................................................10
  MSUF EQUITY  GROWTH...........................................................10
  MSUF MID CAP VALUE............................................................10
  MSUF MID CAP GROWTH...........................................................10
  MSUF U.S. REAL ESTATE.........................................................10
  MSUF INTERNATIONAL MAGNUM.....................................................10
  MSUF EMERGING MARKETS EQUITY..................................................10
  MSUF GLOBAL EQUITY............................................................10
  MSUF FIXED INCOME.............................................................10
  MSUF HIGH YIELD...............................................................10
  VAN KAMPEN LIT COMSTOCK.......................................................10
  VAN KAMPEN LIT EMERGING GROWTH................................................10
  JANUS ASPEN CAPITAL APPRECIATION..............................................10
  STRONG VIF GROWTH FUND II.....................................................10
  STRONG OPPORTUNITY FUND II....................................................10
  WARBURG PINCUS SMALL COMPANY..................................................10
  WARBURG PINCUS POST VENTURE CAPITAL...........................................10
  SCUDDER INTERNATIONAL.........................................................10
  SCUDDER VLIF BOND.............................................................10

INVESTMENT ADVISORS.............................................................10

THE FIXED ACCOUNT OPTION........................................................10

FEES AND EXPENSES...............................................................11

  CONTRACT OWNER TRANSACTION EXPENSES...........................................11
  ANNUAL CONTRACT FEE...........................................................11
  DEDUCTIONS FROM THE VARIABLE ACCOUNT..........................................12


                                      i


    ADMINISTRATIVE EXPENSE CHARGE...............................................12
    MORTALITY AND EXPENSE RISK CHARGE...........................................12
  DEDUCTIONS FOR PREMIUM TAXES..................................................12
  OTHER CHARGES AND DEDUCTIONS..................................................12

PURCHASING THE CONTRACT.........................................................12

  RIGHT TO CANCEL...............................................................13
  CREDITING YOUR FIRST PURCHASE PAYMENTS........................................13
  ALLOCATING YOUR PURCHASE PAYMENTS.............................................13
  ACCUMULATION UNITS............................................................14
  ACCUMULATION UNIT VALUE.......................................................14

TRANSFERS.......................................................................14

  TELEPHONE TRANSFERS...........................................................15
  DOLLAR COST AVERAGING.........................................................15
  AUTOMATIC PORTFOLIO REBALANCING...............................................16

ACCESS TO YOUR MONEY............................................................16

  WITHDRAWALS...................................................................16

ANNUITY INCOME PAYMENTS.........................................................17

  PAYOUT START DATE FOR ANNUITY PAYMENTS........................................17
  VARIABLE INCOME PAYMENTS......................................................17
  FIXED INCOME PAYMENTS.........................................................18
  ANNUITY TRANSFERS.............................................................18
  INCOME PLANS..................................................................18
    INCOME PLAN 1 - LIFE INCOME WITH GUARANTEED PAYMENTS........................18
    INCOME PLAN 2 - JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS.....18
    INCOME PLAN 3 - GUARANTEED NUMBER OF PAYMENTS...............................19

DEATH BENEFITS..................................................................19

  DEATH BENEFIT PAYMENT PROVISIONS..............................................19
  DEATH BENEFIT AMOUNT..........................................................20

FEDERAL TAX MATTERS.............................................................20

  INTRODUCTION..................................................................20
  TAXATION OF ANNUITIES.........................................................20
    TAX DEFERRAL................................................................20
    NONNATURAL OWNERS...........................................................21
    DIVERSIFICATION REQUIREMENTS................................................21
    OWNERSHIP TREATMENT.........................................................21
    TAXATION OF PARTIAL AND FULL WITHDRAWALS....................................22
    TAXATION OF ANNUITY PAYMENTS................................................22
    TAXATION OF DEATH BENEFITS..................................................23
    PENALTY TAX ON PREMATURE DISTRIBUTIONS......................................23
    AGGREGATION OF ANNUITY CONTRACTS............................................23
    TAX QUALIFIED CONTRACTS.....................................................23
    RESTRICTIONS UNDER SECTION 403(B) PLANS.....................................24
    INCOME TAX WITHHOLDING......................................................24

GENERAL MATTERS.................................................................24

  OWNER.........................................................................24
  BENEFICIARY...................................................................25
  ASSIGNMENTS...................................................................25
  DELAY OF PAYMENTS.............................................................25
  MODIFICATION..................................................................25


                                      ii


  CUSTOMER INQUIRIES............................................................26

DISTRIBUTION OF THE CONTRACTS...................................................26

VOTING RIGHTS...................................................................26

GENERAL PROVISIONS..............................................................27

  LEGAL PROCEEDINGS.............................................................27
  FINANCIAL STATEMENTS..........................................................27
  LEGAL MATTERS.................................................................27
  YEAR 2000.....................................................................27

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION.......................30

                                IMPORTANT TERMS

      For your convenience, we are providing a glossary of the terms we use in this prospectus.

      ACCUMULATION PHASE: The period that begins when we issue your Contract and ends when you receive annuity income payments. During the Accumulation Phase, earnings accumulate on a tax-deferred basis.

      ACCUMULATION UNIT: The measurement we use to calculate the value of each Subaccount at the end of each Valuation Period.

      ACCUMULATION UNIT VALUE: The value of each Accumulation Unit that is calculated on each Valuation Date. Each Subaccount has its own Accumulation Unit Value. ANNUITANT: The person(s) you identify whose life (lives) we use to determine the amount and duration of annuity income payments. You may name joint annuitants at the time you select an Income Plan.

      BENEFICIARY: The person(s) you select to receive the benefits of the Contract if no Owner is living.

      CONTRACT ANNIVERSARY: Each anniversary of the Issue Date.

      CONTRACT VALUE: The total value of your Contract--the value you have accumulated under the Contract in the Subaccounts of the Variable Account plus your value in the Fixed Account Option.

      CONTRACT YEAR: A period of 12 months that starts on the Issue Date of your Contract or on any 12 month anniversary of that date.

      FIXED ACCOUNT OPTION: The option to which you can direct your money under the Contract that provides a guarantee of principal and minimum interest. Fixed account assets are a portion of our general account assets.

      FUND: Each of the separate investment portfolios of the underlying funds in which a Subaccount of the Variable Account invests.

      INCOME PERIOD: The period beginning on the Payout Start Date, during which you will receive payments under the Income Plan you choose.

      INCOME PLAN: The plan you choose under which we will pay periodic income payments to you after the Payout Start Date, based on the money you accumulate in the Contract. You may choose whether the dollar amount of the annuity payments you receive will be fixed, or will vary with the investment results of the Subaccounts in which you are invested at that time, or will be a combination of fixed and variable payments.

      INVESTMENT ALTERNATIVES: The Subaccounts of the Variable Account and the Fixed Account Option.

      ISSUE DATE: The date we issue your Contract. We measure Contract Years and Contract Anniversaries from the Issue Date.

      PAYOUT START DATE: The date on which we begin to pay you annuity income payments.

      QUALIFIED CONTRACTS: Contracts issued under plans that qualify for special federal income tax treatment under Sections 401(a), 403(a), 403(b), 408 and 408A of the Internal Revenue Code.

      SUBACCOUNT: A subdivision of the Variable Account that invests exclusively in shares of a single Fund. The investment performance of each Subaccount is linked directly to the investment performance of the Fund in which it invests.

      VALUATION   DATE:  Each  day  on  which  we  value  the  assets  in  the
Subaccounts. We are open for business on each day the New York Stock Exchange ("NYSE") is open for trading.

      VALUATION PERIOD: The period between Valuation Dates that begins as of the close of regular trading on the NYSE (usually 4:00 p.m. Eastern Time) on one Valuation Date and ends as of the close of regular trading on the next Valuation Date.

     VARIABLE ACCOUNT: Glenbrook Life Discover Variable Account A, a separate investment account composed of Subaccounts that we established to receive and invest purchase payments paid under the Contract.

      WE, US, OUR, GLENBROOK LIFE, THE COMPANY: Glenbrook Life and Annuity Company.

      YOU, YOUR, THE OWNER: The person having the privileges of ownership stated in the Contract.

                                   FEE TABLE

      CONTRACT OWNER TRANSACTION EXPENSES
      Sales Load Imposed on Purchases          None
      Deferred Sales Charge                    None
      Surrender Fee                            None
      Transfer Fee                             (1)

      ANNUAL CONTRACT FEE                      None

      VARIABLE ACCOUNT ANNUAL EXPENSES
      (as a percentage of your average net assets in the Variable Account)

      Mortality and Expense Risk Charge(2)            0.50%
      Administrative Expense Charge                   0.10%
                                                      -----
      Total Variable Account Annual Expenses          0.60%

            (1) We do not impose a transfer charge. We may in the future assess a $10 charge after the 12th transfer in a Contract Year. We do not count transfers resulting from dollar cost averaging and automatic portfolio rebalancing as transfers.

            (2) If you opt to receive annuity payments that vary in amount, we will assess the mortality and expense risk charge during the payout phase of the Contract.

      ANNUAL EXPENSES OF THE FUNDS FOR THE YEAR ENDED 1999
      (as a percentage of average net assets for the 1999 calendar year)

   Portfolio                    Management Fee            Other Expenses            Total Expenses
                               After Fee Waiver*                                   After Fee Waiver*
 ---------------------------------------------------------------------------------------------------
MSUF Value
 ---------------------------------------------------------------------------------------------------
MSUF Equity Growth
 ---------------------------------------------------------------------------------------------------
MSUF Mid Cap Value
 ---------------------------------------------------------------------------------------------------
MSUF Mid Cap Growth
 ---------------------------------------------------------------------------------------------------
MSUF U.S. Real Estate
 ---------------------------------------------------------------------------------------------------
MSUF International
Magnum
 ---------------------------------------------------------------------------------------------------
MSUF Emerging
Markets Equity
 ---------------------------------------------------------------------------------------------------
MSUF Global Equity
 ---------------------------------------------------------------------------------------------------
MSUF Fixed Income
 ---------------------------------------------------------------------------------------------------
MSUF High Yield
 ---------------------------------------------------------------------------------------------------
Van Kampen LIT
Comstock
 ---------------------------------------------------------------------------------------------------


                                      3


 ---------------------------------------------------------------------------------------------------
Van Kampen LIT
Emerging Growth
 ---------------------------------------------------------------------------------------------------
Janus Aspen Capital
Appreciation
 ---------------------------------------------------------------------------------------------------
Strong VIF Growth
Fund II
 ---------------------------------------------------------------------------------------------------
Strong Opportunity
Fund II
 ---------------------------------------------------------------------------------------------------
Warburg Pincus Small
Company
 ---------------------------------------------------------------------------------------------------
Warburg Pincus Post
 ---------------------------------------------------------------------------------------------------
Venture Capital
 ---------------------------------------------------------------------------------------------------
Scudder International
 ---------------------------------------------------------------------------------------------------
Scudder VLIF Bond
 ---------------------------------------------------------------------------------------------------


      EXAMPLES(1)

      The following examples illustrate the expenses you would pay on a $1,000 investment, assuming a 5% annual return, if you continued the Contract, surrendered or annuitized at the end of each period.

         FUND PORTFOLIO                            1 YEAR            3 YEARS

      MSUF Value
      MSUF Equity Growth
      MSUF Mid Cap Value
      MSUF Mid Cap Growth
      MSUF U.S. Real Estate
      MSUF International Magnum
      MSUF Emerging Markets Equity
      MSUF Global Equity
      MSUF Fixed Income
      MSUF High Yield
      Van Kampen LIT Comstock
      Van Kampen LIT Emerging
      Growth
      Janus Aspen Capital
      Appreciation
      Strong VIF Growth Fund II
      Strong Opportunity Fund II
      Warburg Pincus Small
      Company

      Warburg Pincus Post Venture
      Capital
      Scudder International
      Scudder VLIF Bond


      (1)Total Variable Account Annual Expenses of 0.60%

      The Fee Table sets forth the various costs and expenses that you will pay directly--that is, current expenses and fees under the Contract-- as well as the costs and expenses that you will pay indirectly--that is, the fees and expenses for each Fund for the 1999 calendar year. Each Fund has provided the information on its expenses.

      You should not consider the examples above to represent past or future expenses, performance or return. The assumed 5% return is hypothetical. Actual expenses and returns may be greater or less than those shown. Neither the fee table nor the examples reflects the deduction of any premium taxes.

                                  HIGHLIGHTS

      These highlights provide only a brief overview of the more important features of the Contract. More detailed information about the Contract appears later in this Prospectus. Please read this Prospectus carefully.

      THE CONTRACT

      The Contract provides a way for you to invest on a tax-deferred basis in a Fixed Account Option and in Subaccounts of the Variable Account. "Tax-deferred" means that the earnings and appreciation on the money in your Contract are not taxed until either you take money out by a full or partial cash withdrawal or by annuitizing the Contract, or until we pay the death benefit.

      The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement. The tax-deferral feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

      Like all deferred annuity contracts, the Contract has two phases: the "Accumulation Phase" and the "Income Period." During the Accumulation Phase, you can allocate money to any combination of Investment Alternatives; any earnings are tax-deferred. The Income Period begins once you start receiving regular income payments from your Contract Value. The money you can accumulate during the Accumulation Phase, as well as the annuity income option you choose, will determine the dollar amount of any income payments you receive.

      The Contract is a "variable" annuity because the value of your Contract will go up or down depending on the investment performance of the Subaccounts in which you invest. If you select a variable Income Plan, the amount of your annuity payments in the variable plan will depend on the investment performance of the Subaccounts in which you invest. You bear the entire investment risk for your investments in the Subaccounts.

      You also may direct money to the Fixed Account Option. We guarantee interest, as well as principal, on money placed in that option.

      RIGHT TO CANCEL

      You may return your Contract for a refund within 20 days after you receive it. Unless a refund of all purchase payments is required by federal or state law, the amount of the refund will be the total of all purchase payments you paid, plus or minus any gains or losses on the amounts you invested in the Subaccounts. We determine the value of the refund as of the date we receive the refunded Contract. We will pay the refund within 7 days after we receive the Contract. The Contract will then be deemed void. In some states you may have more than 20 days, or receive a refund of the amount of your purchase payments.

      HOW TO INVEST

      You may purchase a Contract for $1,000 or more (for both non-qualified and Qualified Contracts). You may make additional payments at any time during the Accumulation Phase. Send your payments to:

      Glenbrook Life and Annuity Company
      Customer Service Center
      8301 Maryland Avenue
      St. Louis, Missouri 63105
      1-877-839-4214

      INVESTMENT ALTERNATIVES

      You  may  invest  your  money  in  any  of  the   following   Investment
Alternatives by directing your payments into one or more Subaccounts or into the Fixed Account Option.

      Each Subaccount invests exclusively in shares of the following Funds managed by the investment advisor indicated of the Fund. Each Fund's assets are held separately and each Fund has separate investment objectives and policies. Prospectuses for the Funds more fully describe the portfolios.

      The value of your investment in the Subaccounts will fluctuate daily based on the investment results of the Funds in which you invest, and on the fees and charges deducted. You bear investment risk on amounts you invest.

      You also may direct all or a portion of your money to the Fixed Account Option and receive a guaranteed rate of return. Money you place in the fixed account will earn interest for periods (ranging from one to ten years) at a fixed rate that we guarantee will never be less than 3.0%.

      TRANSFERS AMONG INVESTMENT ALTERNATIVES

      You have the flexibility to transfer assets within your Contract. At any time during the Accumulation Phase, you may transfer amounts among the Subaccounts and between the Fixed Account Option and any Subaccount.

      We do not assess a charge for any transfers. In the future, we may impose a $10 charge after the twelfth transfer in a Contract Year. We may restrict fixed account transfers.

      FEES AND EXPENSES

      We do not deduct any fees from purchase payments at the time you buy the Contract. You invest the full amount of each purchase payment in one or more of the Investment Alternatives.

      We deduct two charges daily: a mortality and expense risk charge, equal on an annual basis to no more than 0.50% of the money you have invested in the Subaccounts; and an administrative expense charge, equal on an annual basis to no more than 0.10% of the money you have invested in the Subaccounts.

      We will deduct state premium taxes, which currently range from 0% to 3.5%, if you fully withdraw all of your Contract's value, if we pay out death benefit proceeds, or when you begin to receive annuity payments. We assess a premium tax fee only in those states that require us to pay premium taxes.

      The Funds deduct daily investment charges from the amounts you have invested in them. These charges currently range from [0.44% to 1.72%] annually, depending on the Fund. See the Fee Table in this prospectus and the prospectuses for the Funds.

      ACCESS TO YOUR MONEY

      You may withdraw all or part of your Contract Value at any time during the Accumulation Phase. The minimum amount you can withdraw is [$50]. If the balance of your Contract after a partial withdrawal would be less than [$1,000], we will treat the withdrawal as a full withdrawal.

      We  do  not  deduct  any  withdrawal  or  surrender   charges.   Certain
restrictions apply to Contracts issued under qualified plans governed by Internal Revenue Code Section 403(b). You also may have to pay federal income taxes and a 10% penalty tax on any money you take out of the Contract. You should consult your own tax counsel or other tax advisors regarding any withdrawals.

      DEATH BENEFIT

      We will pay a death benefit before the Payout Start Date on any Owner's death or, if the Owner is not a natural person, on the Annuitant's death. The death benefit amount will be the greater of:
      * The sum of all purchase payments, less any prior withdrawals and premium taxes; or
      *     The Contract Value on the date we determine the death benefit.

      ANNUITY PAYMENTS

      Under the Contract, you may receive periodic income payments beginning on the Payout Start Date you select. You may choose among several Income Plans to fit your needs. You may choose to have these annuity payments come from the Fixed Account, one or more of the Subaccounts, or both. The dollar amount of the income payments may be variable, fixed, or both.

      INQUIRIES

      If you need additional information, please contact us at:

      Glenbrook Life and Annuity Company
      Customer Service Center
      8301 Maryland Avenue
      St. Louis, Missouri  63105
      1-877-839-4214

                        CONDENSED FINANCIAL INFORMATION

      Because the Subaccounts available under this Contract did not commence operation before the date of this prospectus, financial information about the Subaccounts is not included in this prospectus or in the SAI

                      GLENBROOK LIFE AND ANNUITY COMPANY

      Glenbrook Life and Annuity Company is a stock life insurance company that was organized under the laws of Illinois in 1992 and redomesticated as a corporation under the laws of Arizona on December 28, 1998. We were originally organized under the laws of Indiana in 1965. From 1965 to 1983, we were known as "United Standard Life Assurance Company," and from 1983 to 1992, we were known as "William Penn Life Assurance Company of America." We issue the Contract and market the Contract in those jurisdictions in which Glenbrook Life is licensed to operate: Puerto Rico, the District of Columbia and all states except New York. Our main administrative office is located at 3100 Sanders Road, Northbrook, Illinois 60062.

      We are a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a stock property-liability insurance company incorporated under the laws of Illinois. The Allstate Corporation ("Corporation") owns all of the outstanding capital stock of Allstate.

     We entered into a reinsurance agreement with Allstate Life, effective June 5, 1992. Under the reinsurance agreement, fixed account purchase payments are automatically transferred to Allstate Life and become invested with the assets of Allstate Life. Allstate Life accepts 100% of the liability under such contracts. The obligations of Allstate Life under the reinsurance agreement are to us. We remain the sole obligor under the Contract to the Owners.

                             THE VARIABLE ACCOUNT

     We established the Glenbrook Life Discover Variable Account A as a separate investment account on June 15, 1999, under Arizona law. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 ("Investment Company Act"), but the SEC does not supervise the management or investment practices or policies of the Variable Account, the Funds, or Glenbrook Life.

      Under Arizona law, the assets of the Variable Account are held separately from our other assets. The assets of the Variable Account equal to the reserves and other Contract liabilities with respect to the Variable Account are not chargeable with liabilities arising out of any other business Glenbrook Life may conduct. The income, gains and losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account, without regard to other income, gains or losses of Glenbrook Life. The obligations under the Contracts are obligations of Glenbrook Life.

      The Variable Account receives and invests purchase payments made under the Contracts. We may offer other variable annuities for which the Variable Account may receive and invest payments.

      The Variable Account is divided into Subaccounts. Each Subaccount invests exclusively in shares of one of the Funds. We may add additional Subaccounts in the future, some of which may be available under other variable annuity contracts.

      A separate Subaccount corresponds to each Fund. You decide the Subaccounts to which you allocate purchase payments. Shares of the Funds will be sold at net asset value to the Variable Account to fund the Contract. Any transaction you make will occur at the next net asset values determined after receipt of your transaction request. The Funds must redeem their shares at net asset value upon our request.

      A Fund's prospectus will explain how the net asset value for that Fund is calculated.

                                   THE FUNDS

      MSUF Value
      MSUF Equity  Growth
      MSUF Mid Cap Value
      MSUF Mid Cap Growth
      MSUF U.S. Real Estate
      MSUF International Magnum
      MSUF Emerging Markets Equity
      MSUF Global Equity
      MSUF Fixed Income
      MSUF High Yield
      Van Kampen LIT Comstock
      Van Kampen LIT Emerging Growth
      Janus Aspen Capital Appreciation
      Strong VIF Growth Fund II
      Strong Opportunity Fund II
      Warburg Pincus Small Company
      Warburg Pincus Post Venture Capital
      Scudder International
      Scudder VLIF Bond

      THERE CAN BE NO ASSURANCE THAT ANY FUND WILL ACHIEVE ITS OBJECTIVE.

      The prospectus for each Fund contains more complete information, including a description of the risks involved in investing in each Fund. A COPY OF EACH FUND'S PROSPECTUS IS INCLUDED WITH THIS PROSPECTUS. YOU SHOULD READ THE FUND PROSPECTUSES CAREFULLY BEFORE YOU INVEST.


                              INVESTMENT ADVISORS


                           THE FIXED ACCOUNT OPTION

      We reserve the right to offer a Fixed Account Option under the Contract. Money you direct to the Fixed Account Option will earn interest for a guaranteed period of one to ten years--as we may, in our discretion, designate--at a declared interest rate in effect at the time of your allocation or transfer. As each designated period expires, we will, at our discretion, declare a renewal interest rate that will not be less than the 3.0%. We may declare more than one interest rate for different monies you have in the Fixed Account Option based upon the date of your allocation or transfer into the fixed account.

      You may allocate all or a portion of your premium payment to the Fixed Account Option. You may withdraw or transfer your money from the Fixed Account Option at any time on a first-in, first-out basis. If you withdraw money from the fixed account, you will receive the amount you requested, minus any applicable premium taxes and tax withholding. The aggregate annual expense charges of 0.60% of your average net assets in the Variable Account do not apply to amounts allocated to the Fixed Account Option.

      Purchase payments you allocate or transfer to the Fixed Account Option become part of our general account. Neither the general account nor any interest in it is generally subject to the provisions of the Securities Act of 1933 ("Securities Act") or the Investment Company Act, and, as a result, the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. However, disclosures regarding the fixed account may be subject to the provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectuses.

      The general account includes all of our assets, except those assets segregated in separate accounts such as the Variable Account. Unlike Variable Account assets, all assets in the general account are subject to the liabilities of our business operations. We have the sole discretion to invest general account assets, subject to applicable law, and we bear the full investment risk for all amounts contributed to the general account.

                               FEES AND EXPENSES

      CONTRACT OWNER TRANSACTION EXPENSES

      Because we do not deduct a sales load from your purchase payments, the full amount of every purchase payment is invested in the Investment Alternatives you select.

      We do not assess a deferred sales charge or surrender fee if you withdraw all or part of your Contract Value at any time before the earlier of the Payout Start Date or an Owner's death (if the Owner is not a natural person, the Annuitant's death).

      We currently do not assess a fee for transfers among Funds or between the fixed account and any Fund. We reserve the right to impose a $10 charge after the twelfth transfer in a Contract Year, and to restrict transfers from the fixed account. (This excludes transfers through dollar cost averaging and automatic portfolio rebalancing.)

      ANNUAL CONTRACT FEE

      We do not assess a Contract maintenance charge to cover costs such as: expenses incurred in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and Contract changes; calculating Accumulation Unit and annuity unit values; and issuing reports to Owners and regulatory agencies.

      DEDUCTIONS FROM THE VARIABLE ACCOUNT

      ADMINISTRATIVE EXPENSE CHARGE: We deduct a daily administrative expense charge that equals, on an annual basis, 0.10% of the daily net assets you have allocated to the Subaccounts. This charge is designed to cover actual administrative expenses. The administrative charge does not necessarily equal the expenses we incur. We guarantee that this charge will not increase.

      MORTALITY AND EXPENSE RISK CHARGE: During the Accumulation Phase and Income Period of the Contract, we deduct a daily mortality and expense risk charge that equals, on an annual basis, 0.50% of the daily net assets you have allocated to the Subaccounts. We guarantee that the 0.50% rate will not increase over the life of the Contract.

      The mortality risk arises from our guarantee to cover all death benefits and to make income payments in accordance with the Income Plan you select. The expense risk arises from the possibility that the administrative expense charge will not be sufficient to cover actual administrative expenses.

      DEDUCTIONS FOR PREMIUM TAXES

      We deduct from Contract Value applicable state premium taxes or other taxes relevant to the Contract (collectively referred to as "premium taxes") either at the Payout Start Date, when a total withdrawal occurs, or when we distribute the death benefit. Current premium tax rates range from 0 to 3.5%. At the Payout Start Date, we will deduct the charge for premium taxes from each Investment Alternative in the proportion that your value in that Investment Alternative bears to your total Contract Value. We reserve the right to deduct premium taxes from the purchase payments even where the premium taxes are actually assessed at the Payout Start Date or upon total withdrawal.

      OTHER CHARGES AND DEDUCTIONS

      The Funds deduct fees and expenses from the amounts you have invested in them. A complete description of those expenses and deductions may be found in the prospectuses for each Fund.

                            PURCHASING THE CONTRACT

      You may purchase the Contract with a minimum initial purchase payment of $1,000, and may make subsequent purchase payments of at least $100 each. We will issue the Contract if the Annuitant and Owner are not older than age 90. We may limit the dollar amount of purchase payments we will accept in the future.

      RIGHT TO CANCEL

      You may return your Contract to us for a refund within 20 days after you receive it, or a longer period if applicable state law requires. Unless a refund of all purchase payments is required by federal or state law, the amount of the refund will be the total purchase payments you paid, plus or minus any investment gains or losses on the amounts you invested in the Subaccounts from the date of the allocation through the date we determine the refund. You will receive a full refund of the amounts you allocated to the Fixed Account Options. However, if federal or your state law requires us to refund premium payments, your refund will equal the entire amount of the premium payments you paid.

      We determine the value of the refund as of the date we receive the refunded Contract. We will pay the refund within 7 days after we receive the Contract. The Contract will then be deemed void.

      CREDITING YOUR FIRST PURCHASE PAYMENTS

      When we receive a properly completed application with your first payment, we will credit that payment to the Contract within two business days of receiving the payment. If we receive an incomplete application, then we will credit the payment within two business days of receiving the completed application. If, for any reason, we cannot credit the payment to your account within five business days of receipt of your application, we will notify you of our delay and will immediately return the payment to you, unless you specifically request that we not return the payment. We reserve the right to reject any application.

      We will credit all additional payments to your Contract at the close of the Valuation Period in which we receive the payment.

      ALLOCATING YOUR PURCHASE PAYMENTS

      On the application, you instruct us how to allocate your purchase payment among the Investment Alternatives. You must allocate your payments to the Investment Alternatives either in whole percentages (from 0% to 100%, totaling 100%) or in whole dollars (totaling the entire dollar amount of your payment). Unless you send us written notice of a change, we will allocate each additional payment you make according to the instructions for the previous purchase payment. Any change in allocation instructions will be effective at the time we receive the notice in good order.

      We reserve the right to allocate your initial purchase payment to a money market fund during the period in which you have the right to return your Contract for a refund.

      ACCUMULATION UNITS

      Each purchase payment you allocate to the Subaccounts will be credited to the Contract as Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount allocated to a Subaccount by the value of an Accumulation Unit of that Subaccount on the Valuation Date on which the payment is received at or after 4:00 p.m. Eastern Time. If the purchase payment is received at or after 4:00 p.m. Eastern Time, we will use the Accumulation Unit Value computed on the next Valuation Date. For example, if you make a $10,000 purchase payment to the Money Market Subaccount when its Accumulation Unit Value equals $10, then we will credit 1,000 Accumulation Units for the Money Market Subaccount to your Contract. The Variable Account, in turn, will purchase $10,000 worth of shares of the Money Market Portfolio of the Fund.

      ACCUMULATION UNIT VALUE

      Each Subaccount values its Accumulation Units separately. The value of Accumulation Units will change for each Valuation Period depending upon the investment performance of the shares of the Fund held by each Subaccount and the deduction of certain expenses and charges.

      The value of an Accumulation Unit in a Subaccount for any Valuation Period equals the value of the Accumulation Unit as of the immediately preceding Valuation Period, multiplied by the "Net Investment Factor" for that Subaccount for the current Valuation Period. The "Net Investment Factor" for a Valuation Period is a number representing the change, since the last Valuation Date, in the value of Subaccount assets per Accumulation Unit resulting from investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and the administrative expense charge.

      YOU SHOULD EXPECT THE VALUE OF YOUR CONTRACT TO CHANGE DAILY TO REFLECT THE INVESTMENT EXPERIENCE OF THE FUNDS IN WHICH YOU ARE INVESTED THROUGH THE SUBACCOUNTS, ANY INTEREST EARNED ON THE FIXED ACCOUNT OPTION, AND THE DEDUCTION OF CERTAIN EXPENSES AND CHARGES.

                                   TRANSFERS

      Before the Payout Start Date, you may transfer your Contract Value among the Subaccounts and between the Fixed Account Option and any Subaccount. Transfers from the Fixed Account Option are taken out on a first-in, first-out basis. Transfers to or from more than one investment alternative on the same day are treated as one transfer. Transfers through dollar cost averaging and automatic portfolio rebalancing do not count as transfers. We do not assess a charge for any transfers currently, and reserve the right to assess a $10 charge on each transfer after the twelfth transfer in a Contract Year.

      We also reserve the right to limit the number of transfers in any Contract Year or to refuse any transfer request for an Owner or certain Owners if, in our sole discretion, we believe that:

      * excessive trading by such Owner or Owners or a specific transfer request or group of transfer requests may have a detrimental effect on Accumulation Unit Values or the share prices of the underlying mutual funds or would be to the disadvantage of other Owners; or

      * we are informed by one or more of the underlying mutual funds that the purchase or redemption of shares is to be restricted because of excessive trading or a specific transfer or group of transfers is deemed to have a detrimental effect on share prices of affected underlying mutual funds.

Such restrictions may be applied in any manner which is reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of the other Owners.

      After the Payout Start Date, transfers among Subaccounts or from a variable amount income payment to a fixed amount income payment may be made only once every six months, and may not be made during the first six months following the Payout Start Date. Transfers out of a fixed amount income payment are not permitted after the Payout Start Date.

      TELEPHONE TRANSFERS

      We accept telephone transfer requests at 1-877-839-4214, if we receive them by 3:00 p.m. Central Time. We will not accept telephone transfer requests received at any other telephone number, or after 3:00 p.m. Central Time.

      Telephone transfer requests received before 4:00 p.m. Eastern Time are effected at the next computed Accumulation Unit Value for the Subaccounts involved. If the NYSE closes before 3:00 p.m. Eastern Time, or if it closes for a period of time, but then reopens for trading on the same day, we will process telephone transfer requests at the close of the NYSE on that particular day.

      We use procedures that we believe provide reasonable assurance that telephone transfers are authorized by the proper persons. We may tape telephone conversations with persons who claim to authorize the transfer, and we may request identifying information from such persons. If we do not take reasonable steps to help ensure that instructions communicated by telephone are genuine, then we may be liable for losses resulting from unauthorized or fraudulent instructions.

      DOLLAR COST AVERAGING

      Before the Payout Start Date, you may make transfers automatically through dollar cost averaging ("DCA"). DCA permits you to transfer a specified amount in equal monthly installments from one Subaccount to any other Subaccount. DCA may not be used to transfer amounts to the fixed account. There is no charge for participating in the DCA program. Nor do DCA transfers count toward the twelve free transfers allowed during each Contract Year.

      By transferring a set amount on a regular schedule instead of transferring the total amount at one time, you reduce the risk of investing in the underlying portfolio only when the price is high. Participating in the DCA program does not guarantee a profit, however, and it does not protect against a loss if market prices decline.

      AUTOMATIC PORTFOLIO REBALANCING

      Transfers may be made automatically through automatic portfolio rebalancing before the Payout Start Date. If you elect automatic portfolio rebalancing, then we will rebalance all of your money allocated to the Subaccounts to your desired allocations on a quarterly basis (or other intervals that we may offer). Each quarter, money will be transferred among Subaccounts to achieve the desired allocation.

      Unless you send us written notice of a change, the desired allocation will be the allocation you first selected. The new allocation will take effect with the first rebalancing that occurs after we receive the written request. We are not responsible for rebalancing that occurs before we receive your written request for a new allocation.

      Transfers made though automatic portfolio rebalancing are not counted toward the twelve free transfers permitted per Contract Year. Any money you have allocated to the Fixed Account Options will not be included in the rebalancing.

                             ACCESS TO YOUR MONEY

      WITHDRAWALS

      You may withdraw all or part of your Contract Value at any time before the Payout Start Date and before the Owner's death (or the Annuitant's death if the Owner is not a natural person).

      The amount you may withdraw is the full Contract Value next computed after we receive the request for a withdrawal, minus any applicable federal withholding or premium taxes. We do not deduct any withdrawal charges from a full or partial withdrawal.

      We will pay withdrawals from the Variable Account within seven days of receiving the request, unless we delay payments for reasons specified below in "Delay of Payments."

      To complete a partial withdrawal from the Variable Account, we will redeem Accumulation Units in an amount equal to the withdrawal and any applicable premium taxes. You must name the Investment Alternatives from which you wish to make the withdrawal. We will not honor an incomplete withdrawal request.

      If any portion of the withdrawal is to be taken from the Fixed Account Option, then the amount requested will be deducted on a first-in, first-out basis.

      The minimum amount you may withdraw is $50. If your Contract Value after a partial withdrawal would be less than $1,000, then we will treat the request as a request for a full withdrawal and we will pay out the entire Contract Value, minus any charges and premium taxes. We may waive these withdrawal restrictions.

      You may take partial withdrawals automatically through systematic withdrawals on a monthly, quarterly, semi-annual or annual basis. You may request systematic withdrawals of $50 or more at any time before the Payout Start Date. We may prohibit systematic withdrawals if you also elect dollar cost averaging.

      If you have a valid telephone transfer request form on file with us, then you may make a partial withdrawal by telephone. We calculate the Contract Value we will pay you at the price next computed after we receive your withdrawal request, and will pay you the amount you request within seven days of when we receive your request. Unless you elect in writing not to have federal income taxes withheld, by law, we must withhold taxes from the taxable portion of the withdrawal.

      Partial and full withdrawals may be subject to federal income tax and a 10% tax penalty. This tax and penalty are explained in "Federal Tax Matters."

      After the Payout Start Date, we will permit withdrawals only when annuity payments are being made from the Variable Account for a specified number of payments (I.E., Income Plan 3). In that case, you may terminate the Variable Account portion of the income payments at any time and receive a lump sum equal to the commuted balance of the remaining variable payments due. The commuted balance of the remaining variable payments will equal the net present value of the future stream of payments, using a discount rate of 3% and the annuity unit value next determined after the receipt of your request.

                            ANNUITY INCOME PAYMENTS

      PAYOUT START DATE FOR ANNUITY PAYMENTS

      The Payout Start Date is the day that we begin paying annuity payments under the Contract. You may change the Payout Start Date at any time by sending us written notice at least 30 days before the scheduled Payout Start Date. The Payout Start Date must be:

      *     at least one month after the Issue Date; and
      * no later than the day the Annuitant reaches age 90, or the 10th anniversary of the Issue Date, if later.

      The dollar amount of the annuity payments may be variable, fixed, or both. The method of calculating the first annuity payment is different for variable and fixed payments.

      VARIABLE INCOME PAYMENTS

      The dollar amount of variable income payments depends upon:

      *     the investment experience of the Subaccounts you select,
      *     any premium taxes due,
      *     the age and sex of the Annuitant, and
      *     the Income Plan you chose.

      The total income payments we will pay to you may be more or less than the total of the purchase payments you paid to us because:

      * variable income payments will vary with the investment results of the Funds, and
      *     Annuitants may live longer than, or not as long as, expected.

      The Income Plan option selected will affect the dollar amount of each annuity payment. Annuity payments are determined based on an assumed investment rate, the investment performance of the Funds in which the Subaccounts you select invest, and the deduction of certain fees and charges. If the actual net investment experience of the Subaccounts is less than the assumed investment rate, then the dollar amount of the annuity payments will decrease. If the net investment experience equals the assumed investment rate, then the dollar amount of the annuity payments will stay level. If the net investment experience exceeds the assumed investment rate, then the dollar amount of the annuity payments will increase. The assumed investment rate under the Contract is 3%. For more information on how variable income payments are determined, see the SAI.

      FIXED INCOME PAYMENTS

      If you choose to have any portion of your annuity payments come from the fixed account, the payment amount will be fixed for the duration of the Income Plan and guaranteed by us. We calculate the dollar amount of the fixed income payment by multiplying the portion of the Contract Value in the fixed account on the Payout Start Date (minus any applicable premium tax) by the value from the income payment table in your Contract, or, if higher, the value we are offering on your Payout Start Date.

      ANNUITY TRANSFERS

      After the Payout Start Date, you may not make any transfers from the fixed account. You may transfer amounts among Subaccounts, or from the variable income payment to the fixed income payment starting six months after the Payout Start Date. Transfers may be made once every six months thereafter.

      INCOME PLANS

      We offer the following Income Plans under the Contract. Other Income Plans may be available upon request.

      INCOME PLAN 1 - LIFE INCOME WITH GUARANTEED PAYMENTS: We will make payments for as long as the Annuitant lives. If the Annuitant dies before the selected number of guaranteed payments have been made, then we will pay the remainder of the guaranteed payments to the Beneficiary.

      INCOME PLAN 2 - JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS:
We will make payments for as long as either the Annuitant or joint annuitant named at the time of Income Plan selection lives. If both the Annuitant and the joint annuitant die before the selected number of guaranteed payments have been made, then we will pay the remainder of the guaranteed payments to the Beneficiary.

      INCOME PLAN 3 - GUARANTEED NUMBER OF PAYMENTS: We will make payments for a specified number of months, beginning on the Payout Start Date. These payments do not depend on the Annuitant's life. The guaranteed number of months may range from 60 to 360. We will deduct a mortality and expense risk charge from Variable Account assets supporting these payments even though we do not bear any mortality risk.

      The length of any guaranteed payment period and the frequency of annuity income payments under your selected Income Plan will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower annuity income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant, but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

      You may change the Income Plan until 30 days before the Payout Start Date. If you chose an Income Plan which depends on the life of the Annuitant or joint annuitant, then we will require proof of age before we being making income payments. We will assess applicable premium taxes. If you do not select an Income Plan, then we will make income payments in accordance with Income Plan 1- Life Income with Guaranteed Payments for 120 Months.

      We currently use sex-distinct annuity tables. However, if Congress or the states pass legislation, then we reserve the right to use income payment tables that do not distinguish on the basis of sex. Special rules and limitations may apply to certain Qualified Contracts.

      If the Contract Value to be applied to an Income Plan is less than $2,000, or the monthly payments determined under the Income Plan are less than $20, then we may pay the Contract Value, minus any applicable taxes, in a lump sum or we may change the payment frequency to an interval that results in income payments of at least $20.

                                DEATH BENEFITS

      DEATH BENEFIT PAYMENT PROVISIONS

      We will pay a death benefit if the Owner dies before the Payout Start Date or, if the Owner is not a natural person, the Annuitant dies before the Payout Start Date.

      If the new Owner eligible to receive the death benefit is not a natural person, then the new Owner may elect to receive the death benefit in one or more payments. If the new Owner is a natural person, then the new Owner may elect to receive the death benefit in one or more payments or in periodic payments through an Income Plan.

      The entire death benefit must be paid within five years after the date of death unless the new Owner elects to receive the death benefit through an Income Plan, or a surviving spouse continues the Contract.

      If the new Owner elects to receive the death benefit through an Income Plan, payments from the Income Plan must begin within one year of the date of death and must be payable throughout:

      *     the new Owner's life; or
      *     a period not to exceed the new Owner's life expectancy; or
      * the new Owner's life, with payments guaranteed for a period not to exceed the new Owner's life expectancy.

      If the deceased Owner's surviving spouse is the new Owner, then the spouse may elect one of the options listed above or may continue the Contract in the accumulation phase as if the death had not occurred. We will only permit the Contract to be continued once. On the day the Contract is continued, we will set the Contract Value equal to the death benefit calculated as of the date on which we receive all the information we need to process your surviving spouse's request to continue the Contract after your death. Because the death benefit can never be less than the current Contract Value, our resetting the Contract Value will never cause the Contract Value to decrease.

      DEATH BENEFIT AMOUNT

      The   death benefit amount is equal to the greater of:

      * the sum of all purchase payments, less any prior withdrawals and premium taxes; or
      *     the Contract Value on the date we determine the death benefit.

      We will determine the value of the death benefit at the end of the Valuation Period during which we receive a complete request for payment of the death benefit. A complete request includes proof of death, and such other documentation as we may require.

                              FEDERAL TAX MATTERS

      INTRODUCTION

      THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. WE MAKE NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

      Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, then you should consult a competent tax adviser.

      TAXATION OF ANNUITIES

      TAX DEFERRAL

      Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

      *     the owner is a "natural person,"

      * the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department Regulations, and
      * Glenbrook Life is considered the owner of the Variable Account assets for federal income tax purposes.

      NONNATURAL OWNERS

      As a general rule, annuity contracts owned by nonnatural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the SAI for a discussion of several exceptions to the general rule for contracts owned by nonnatural persons.

      DIVERSIFICATION REQUIREMENTS

      For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Owner during the taxable year. Although Glenbrook Life does not control the Funds or their investments, we expect the Funds to meet the diversification requirements.

      OWNERSHIP TREATMENT

      The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Variable Account investments may cause an investor to be treated as the owner of the Variable Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct Subaccount investments without being treated as owners of the underlying assets of the Variable Account.

      Your rights under this Contract are different from those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and Contract Value among more investment options. Also, you may be able to transfer among investment options more frequently than in such rulings. These differences could result in your being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be included in your gross income. Glenbrook Life does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of the assets of the Variable Account for purposes of federal tax law. However, we make no guarantee that such modification to the Contract will be successful.

      TAXATION OF PARTIAL AND FULL WITHDRAWALS

      If you make a partial withdrawal under a non-qualified contract, amounts received are taxable to the extent the contract value, before the deduction of any applicable surrender charges, exceeds the investment in the contract. The investment in the contract is the gross premiums paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a qualified contract, the portion of the payment that bears the same ratio to the total payment as the investment in the contract (I.E., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the contract value, is excluded from your income. If you make a full withdrawal under a non-qualified contract or a qualified contract, the amount received will be taxable only to the extent it exceeds the investment in the contract.

      "Non-qualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

      *     made on or after the date the individual attains age 59 1/2,
      *     made to a Beneficiary after the owner's death,
      *     attributable to the owner being disabled, or
      * for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

      If you transfer a non-qualified contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the contract value and the investment in the contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) of the contract value is treated as a withdrawal of such amount or portion.

      TAXATION OF ANNUITY PAYMENTS

      Generally, the rule for income taxation of payments received from a non-qualified contract provides for the return of your investment in the contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the contract is excluded using these ratios. If you die and annuity payments cease before the total amount of the investment in the contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

      TAXATION OF DEATH BENEFITS

      Death of an owner, or death of the Annuitant if the contract is owned by a non-natural person, will cause a distribution of death benefits from a contract. Generally, such amounts are included in income as follows:

* if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

* if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment.

Please see the SAI for more detail on distribution at death requirements.

      PENALTY TAX ON PREMATURE DISTRIBUTIONS

      A 10% penalty tax applies to the taxable amount of any premature distribution from a non-qualified contract. The penalty tax generally applies to any distribution made before the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

      *     made on or after the date the owner attains age 59 1/2,
      *     made as a result of an owner's death or disability,
      * made in substantially equal periodic payments over the owner's life or life expectancy,
      *     made under an immediate annuity, or
      * attributable to an investment in the contract before August 14, 1982.

      You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from Qualified Contracts.

      AGGREGATION OF ANNUITY CONTRACTS

      All non-qualified deferred annuity contracts issued by Glenbrook Life (or our affiliates) to the same owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

      TAX QUALIFIED CONTRACTS

      The Contract may be used as an investment with certain Qualified Plans, such as:

      *     IRAs under Section 408 of the Code;
      *     Roth IRAs under Section 408A of the Code;
      *     Simplified  Employee  Pension  Plans under  Section  408(k) of the
            Code;
      * Savings Incentive Match Plans for Employees (SIMPLE) under Section 408(p) of the Code Tax Sheltered Annuities under Section 403(b) of the Code;
      *     Corporate and Self-employed Pension and Profit Sharing Plans;
      * and State and Local Government and Tax-exempt Organization Deferred Compensation Plans.

      Glenbrook Life reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above. In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

      RESTRICTIONS UNDER SECTION 403(B) PLANS

      Section 403(b) of the Internal Revenue Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any Contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after December 31, 1988, and all earnings on salary reduction contributions, may be made only:

      * on or after the date the employee--attains age 59 1/2, separates from service, dies, becomes disabled; or
      *     on   account   of   hardship.   (Earnings   on  salary   reduction
            contributions may not be distributed on account of hardship.)

      These limitations do not apply to withdrawals where Glenbrook Life is directed to transfer some or all of the Contract Value to another Section 403(b) plan.

      INCOME TAX WITHHOLDING

      We are required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

      *     required minimum distributions;
      * a series of substantially equal periodic payments made over a period of at least 10 years; or
      *     over  the  life  (or  joint   lives)  of  the   participant   (and
            Beneficiary).

      Glenbrook Life may be required to withhold federal and state income taxes on any distributions from nonqualified Contracts, or Qualified Contracts that are not eligible rollover distributions, unless you notify us of your election not to have taxes withheld.

                                GENERAL MATTERS

      OWNER

      The Owner has the sole right to exercise all rights and privileges under the Contract, except as otherwise provided in the Contract. A non-natural and natural person cannot jointly own the Contract.

      BENEFICIARY

      Subject to the terms of any irrevocable Beneficiary designation, you may change the Beneficiary at any time by sending us written notice. Any change will be effective at the time you sign the notice, whether or not the Annuitant is living when we receive the change. We will not be liable for any payment or settlement made before we receive the written notice.

      Unless otherwise provided in the Beneficiary designation, if a Beneficiary predeceases the Owner and there are no other surviving beneficiaries, then the new Beneficiary will be the Owner's spouse. If the Owner's spouse is deceased, then the Owner's children (in equal shares). If all of the Owner's children are deceased, then the Owner's estate.

      Multiple beneficiaries may be named. Unless otherwise provided in the Beneficiary designation, if more than one Beneficiary survives the Owner, then the surviving beneficiaries will share equally in any amounts due.

      ASSIGNMENTS

      We will not honor an assignment of an interest in a Contract as collateral or security for a loan. The Owner may assign other benefits under the Contract before the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are due. We will not be bound by an assignment unless it is signed by the Owner and filed with us. We are not responsible for assessing the validity of an assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans, and the terms of such plans may themselves contain restrictions on assignments.

      DELAY OF PAYMENTS

      Payment of any amounts due from the Variable Account under the Contract will be made within seven days, unless:

      * the NYSE is closed for other than usual weekends or holidays, or trading on the NYSE is otherwise restricted;
      *     an emergency exists as defined by the SEC;
      *     or the SEC permits delay for the protection of the Owners.

      Payments or transfers from the fixed account may be delayed for up to 6 months.

      MODIFICATION

      We cannot modify the Contract without your consent, except:

      *     to make the  Contract  meet  the  requirements  of the  Investment
            Company Act;
      * to make the Contract comply with any changes in the Internal Revenue Code; or
      * to make any changes required by the Internal Revenue Code or by any other applicable law.

      CUSTOMER INQUIRIES

      If  you   would   like   additional   information,   please   contact  a
representative of Glenbrook Life or call us at:

      Glenbrook Life and Annuity Company
      Customer Service Center
      8301 Maryland Avenue
      St. Louis, Missouri 63105
      1-800-242-4402

                         DISTRIBUTION OF THE CONTRACTS

      Allstate Life Financial Services, Inc. ("ALFS"), 3100 Sanders Road, Northbrook, Illinois, a wholly owned subsidiary of Allstate Life Insurance Company, acts as the principal underwriter of the Contracts. ALFS is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Glenbrook Life may pay ALFS a commission for distribution of the Contracts.


      Contracts will be offered via the Internet and sold by registered representatives of Discover Brokerage who are licensed insurance agents appointed by Glenbrook Life--either individually or through an incorporated insurance agency.

      We will pay commissions to Discover Brokerage for sales of the Contract. Commissions paid may vary, but we estimate that total commissions paid on all Contract sales will not exceed [ %] of all purchase payments. From time to time, we may pay or permit other promotional incentives, in cash, credit or other compensation. The commission is intended to cover distribution expenses incurred by Discover Brokerage in selling the Contracts.


                                 VOTING RIGHTS

      The Owner or anyone with a voting interest in a Subaccount may instruct us on how to vote at the Fund's shareholder meetings. We will solicit and cast each vote according to the procedures set up by the Fund and to the extent required by law. We reserve the right to vote the eligible shares in our own right, if subsequently permitted by the Investment Company Act, its regulations or interpretations thereof.

      We will vote Fund shares for which no timely instructions were received in proportion to the voting instructions which we receive with respect to all Contracts participating in that Subaccount. We will apply voting instructions to abstain on a pro-rata basis to reduce the votes eligible to be cast.

      Before the Payout Start Date, you hold the voting interest in the Subaccount. We will determine the number of your votes by dividing the portion of your Contract Value in the Subaccount by the net asset value per share of the applicable portfolio.

      After the Payout Start Date, the person receiving variable income payments has the voting interest, and the votes decrease as income payments are made and the reserves for the Contract decrease. That person's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Subaccount by the net asset value per share of the corresponding eligible portfolio.

                              GENERAL PROVISIONS

      LEGAL PROCEEDINGS

      From time to time we are involved in pending and threatened litigation in the normal course of our business in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate the ultimate liability arising from such pending or threatened litigation to have a material effect on our financial condition.

      FINANCIAL STATEMENTS

      Our financial statements and the financial statements of the Variable Account are included in the SAI.

      LEGAL MATTERS

      Porter, Wright, Morris & Arthur, LLP has provided advice on certain legal matters relating to the federal securities laws applicable to the issue and sale of the Contracts. Michael J. Velotta, General Counsel of the Company, has passed upon all matters of Arizona and Illinois law pertaining to the Contracts, including the validity of the Contracts and our right to issue such Contracts under Arizona insurance law.

      YEAR 2000

      We are heavily dependent upon complex computer systems for all phases of our operations, including customer service, and contract administration. Because many of our older computer software programs recognize only the last two digits of the year in any date, some software may fail to operate properly in or after the year 1999, if software is not reprogrammed, remediated or replaced, ("Year 2000 Issue"). We believe that many of our counterparties and suppliers also have Year 2000 Issues that could affect us.

      In 1995, Allstate commenced a plan intended to mitigate and/or prevent the adverse effects of Year 2000 Issues. These strategies include normal development and enhancement of new and existing systems, upgrades to operating systems already covered by maintenance agreements and modifications to existing systems to make them Year 2000 compliant. The plan also includes actively working with our major external counterparties and suppliers to assess their compliance efforts and our exposure to them.

      Allstate currently is identifying key processes and developing contingency plans in the event that the systems supporting its key processes are not Year 2000 compliant at the end of 1999. Until these plans are complete, management is unable to determine an estimate of the most reasonably possible worst case scenario resulting from issues relating to the Year 2000 Issue. We presently believe that we will resolve the Year 2000 Issue in a timely manner, and the financial impact will not materially affect the results of our operations, liquidity or financial position. The costs of addressing Year 2000 Issues are and will be expensed as incurred.

      ORDER FORM

      Please send me a copy of the most recent Statement of Additional Information for the Glenbrook Life Discover Variable Account A.

      Date:___________________________________________________________________

      Name:___________________________________________________________________

      Street Address:_________________________________________________________

      City, State, Zip Code:__________________________________________________


      Send to:  Glenbrook Life and Annuity Company
                Customer Service Center
                8301 Maryland Avenue
                St. Louis, Missouri   63105

                      STATEMENT OF ADDITIONAL INFORMATION

                                    For the

                           DISCOVER VARIABLE ANNUITY

   Individual and Group Flexible Premium Deferred Variable Annuity Contracts

                                Issued Through

                 GLENBROOK LIFE DISCOVER VARIABLE ACCOUNT A

                                  Offered by

                      GLENBROOK LIFE AND ANNUITY COMPANY
                            Customer Service Center
                             8301 Maryland Avenue
                              St. Louis, MO 63105
                                1-877-839-4214
                                  -----------

This Statement of Additional Information provides further discussion of subjects presented in the current prospectus for the Discover Variable Annuity, a flexible premium deferred variable annuity (the "Contract") offered by Glenbrook Life and Annuity Company ("Glenbrook Life," "we," "us"). We are a wholly owned subsidiary of Allstate Life Insurance Company.

You may obtain a copy of the prospectus dated [ ,] 1999, by calling (877) 839-4214 or writing to us at the address listed above.


      THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT.

                                DATED , 1999

                               TABLE OF CONTENTS
IMPORTANT TERMS................................................................................. 1

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS............................................ 1

REINVESTMENT.................................................................................... 2

THE CONTRACT.................................................................................... 2

  PURCHASE OF CONTRACTS......................................................................... 2

PERFORMANCE DATA................................................................................ 2

CALCULATION OF PERFORMANCE DATA................................................................. 2

OTHER PERFORMANCE DATA.......................................................................... 3

  CUMULATIVE TOTAL RETURNS...................................................................... 3
  ADJUSTED HISTORICAL PORTFOLIO TOTAL RETURNS................................................... 3

TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS).................................... 4

PREMIUM TAXES................................................................................... 4

TAX RESERVES.................................................................................... 4

INCOME PAYMENTS................................................................................. 5

   CALCULATION OF VARIABLE ANNUITY UNIT VALUES.................................................. 5

GENERAL MATTERS................................................................................. 5

  INCONTESTABILITY.............................................................................. 5
  SETTLEMENTS................................................................................... 5
  SAFEKEEPING OF VARIABLE ACCOUNT ASSETS........................................................ 5
  SAFEKEEPING OF VARIABLE ACCOUNT RECORDS....................................................... 6

FEDERAL TAX MATTERS............................................................................. 6

  INTRODUCTION.................................................................................. 6
  TAXATION OF GLENBROOK LIFE AND ANNUITY COMPANY................................................ 6
  EXCEPTIONS TO THE NONNATURAL OWNER RULE....................................................... 7
  IRS REQUIRED DISTRIBUTION AT DEATH RULES...................................................... 7
  QUALIFIED PLANS............................................................................... 7
  TYPES OF QUALIFIED PLANS...................................................................... 8
    IRAS........................................................................................ 8
    ROTH IRAS................................................................................... 8
    SIMPLIFIED EMPLOYEE PENSION PLANS........................................................... 8
    SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS).................................. 9
    TAX SHELTERED ANNUITIES..................................................................... 9
    CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS................................ 9
    STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION DEFERRED COMPENSATION PLANS.......... 9


                                      i


UNDERWRITERS....................................................................................10

LEGAL MATTERS...................................................................................10

EXPERTS.........................................................................................10

FINANCIAL STATEMENTS............................................................................11

                                IMPORTANT TERMS

      The special terms in this SAI are the ones defined in the prospectus and the following.

      * ANNUITY UNIT: The measure used to calculate the amount of annuity income payments after the Payout Start Date.
      * ANNUITY UNIT VALUE: The monetary value of each Annuity Unit that is calculated on each Valuation Date. Each Subaccount has its own Annuity Unit Value.

             ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

      We retain the right, subject to any applicable law, to make additions to, deletions from or substitutions for the Fund shares held by any Subaccount. We also reserve the right to eliminate the shares of any of the Funds and to substitute shares of another Fund, or of another open-end, registered investment company, if the shares of a Fund are no longer available for investment, or if, in our judgment, investment in any Fund would become inappropriate in view of the purposes of the Variable Account.

      Substitutions of shares in a Subaccount will not be made until you have been notified of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by the Investment Company Act of 1940. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Owners.

      We also may establish additional Subaccounts of the Variable Account. Each additional Subaccount would purchase shares of a new or an existing underlying fund. New Subaccounts may be established when, in our sole discretion, marketing needs or investment conditions warrant. Any new Subaccounts offered in conjunction with the Contract will be made available to existing Owners as determined by Glenbrook Life. We may also eliminate one or more Subaccounts if, in its sole discretion, marketing, tax or investment conditions so warrant.

      In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change. If deemed to be in the best interests of persons having voting rights under the policies, the Variable Account may be operated as a management company under the Investment Company Act or it may be deregistered under the Investment Company Act in the event registration is no longer required.

                                 REINVESTMENT

      All dividends and capital gains distributions from the Funds are automatically reinvested in shares of the distributing Fund at its net asset value.

                                 THE CONTRACT

PURCHASE OF CONTRACTS

      We offer the Contracts to the public via the Internet, through Discover Brokerage and certain of its registered representatives who are licensed under the federal securities laws and state insurance laws. We will pay commissions to Discover Brokerage for sales of the Contract.

                               PERFORMANCE DATA

      From time to time the Variable Account may publish advertisements containing performance data relating to its Subaccounts. The performance data for the Subaccounts (other than for a money market Subaccount) will always be accompanied by total return quotations. Performance figures used by the Variable Account are based on actual historical performance of its Subaccounts for specific periods. The figures are not estimates or guarantees of investment performance, and do not necessarily represent the actual experience of amounts invested by a particular Contract Owner.

      We may disclose performance data in a standardized format prescribed by the US Securities and Exchange Commission, and in nonstandardized format. Standardized performance data must accompany disclosure of nonstandardized performance data.

      Because the Subaccounts available under this Contract did not commence operation before the date of the prospectus for the Contract, there is no standardized performance data, or non-standardized presentation of cumulative total returns, to present at this time.

                        CALCULATION OF PERFORMANCE DATA


      The average annual total return of a subaccount assumes that an investment has been held in the subaccount for certain periods of time, including the period measured from the date the subaccount began operations. We will provide the average annual total return for each subaccount that has been in operation for 1, 5, and 10 years, or from the date of commencement of subaccount operations, if shorter than any of the foregoing time periods. The total return quotations will represent the average annual compounded rates of return that an initial investment of $1,000 would earn as of the last day of the 1, 5 and 10 year periods (or from the date of commencement of subaccount operations, if shorter than any of the foregoing time periods).

      Total returns will be calculated using accumulation unit values which Glenbrook calculates on each Valuation Date based on the performance of the subaccount's corresponding underlying Fund, and are reduced by all fees and charges under the Contract, including the mortality and expense risk charge of 0.50% and an administrative expense charge of 0.10%.

Total return is calculated according to the following formula: TR=(ERV/P)1/N-1

Where:

TR    = The average  annual total return net of subaccount  recurring  charges for the Contracts.
ERV   = The  redeemable  value of the  hypothetical  account at the end of the period.
P     = A hypothetical single payment of $1,000.
N     = The number of years in the period.

      NEITHER THE YIELD NOR THE TOTAL RETURN CALCULATIONS TAKE INTO ACCOUNT ANY APPLICABLE PREMIUM TAXES. APPLYING PREMIUM TAXES WILL REDUCE THE YIELD AND TOTAL RETURN OF A CONTRACT.

                            OTHER PERFORMANCE DATA

CUMULATIVE TOTAL RETURNS

      We may disclose average annual total return in nonstandard formats and cumulative total return. This means that the data may be presented for different time periods and different dollar amounts. The Cumulative Total Returns will be calculated using the following formula:

                         CTR = ([GRAPHIC OMITTED]) - 1

Where:

      * CTR= The Cumulative Total Return net of subaccount recurring charges for the period.
      * ERV= The ending redeemable value of the hypothetical investment at the end of the period.
      *     P= A hypothetical single payment of $1,000.

ADJUSTED HISTORICAL PORTFOLIO TOTAL RETURNS

      We also may present historic performance data for the Funds since their inception, reduced by all fees and charges you would pay under the Contract--the mortality and expense risk charge of 0.50% and an administrative expense charge of 0.10%. Such adjusted historic performance includes data that precedes the inception dates of the Subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.

      We may report other information, including the effect of tax-deferred compounding on a Subaccount's returns, through tables, graphs, or charts. Tax-deferred compounding can lead to substantial long-term accumulation of assets, if the investment experience of a Fund is positive.

      Sales literature, advertisements or other reports also may refer to A.M. Best's rating of Glenbrook Life as an insurance company. Several independent rating agencies regularly evaluate life insurer's claims-paying ability, quality of investments and overall stability. For financial strength, A.M. Best Company assigns an [A+r] to us, and an [A+] to Allstate Life, which automatically reinsures all of our [net business]. Standard & Poor's Insurance Rating Services assigns us a financial strength rating of AA+ (very strong). Moody's assigns us a financial strength rating of Aa2 (Excellent). These ratings do not relate to the investment performance of the Variable Account.

         TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

      We accept purchase payments that are the proceeds of an annuity contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code. Except as required by federal law in calculating the basis of the annuity contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

      We also accept "rollovers" and transfers from contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other qualified contract that is eligible to "rollover" into an IRA. We differentiate among non-qualified contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer or pledge of TSAs and IRAs so the contracts will continue to qualify for special tax treatment. If you are contemplating any such exchange, rollover or transfer of a contract, you should contact a competent tax adviser with respect to the potential effects of such a transaction.

                                 PREMIUM TAXES

      Applicable premium tax rates depend on your state of residency and the insurance laws and status of Glenbrook Life in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations or judicial acts.

                                 TAX RESERVES

      We do not establish capital gains tax reserves for the Subaccount or deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

                                INCOME PAYMENTS

CALCULATION OF VARIABLE ANNUITY UNIT VALUES

      We calculate the amount of the first income payment by applying your Contract Value allocated to each Subaccount, less any applicable premium tax charge deducted at this time, to the income payment tables in the Contract. The first annuity income payment is divided by the Subaccount's then current annuity unit value (the measure used to determine the number of annuity units upon which later income payments will be based). Unless transfers are made among Subaccounts, each variable income payment after the first will equal the sum of the number of annuity units determined in this manner for each Subaccount times the then current annuity unit value for each respective Subaccount.

      Annuity units in each Subaccount are valued separately and annuity unit values will depend upon the investment experience of the particular Fund in which the Subaccount invests. The value of the annuity unit for each Subaccount at the end of any Valuation Period is calculated by:

      * MULTIPLYING the annuity unit value at the end of the immediately preceding Valuation Period by the Subaccount's Net Investment Factor during the period; and then
      * DIVIDING the product by the sum of 1.0 plus the assumed investment rate for the period. The assumed investment rate adjusts for the interest rate assumed in the Income Payment tables used to determine the dollar amount of the first variable annuity income payment, and is at an effective annual rate which is disclosed in the Contract.

      We determine the amount of the first annuity income payment paid under an Income Plan using the interest rate and mortality table disclosed in the Contract. Different annuity tables may be used, as appropriate, taking into account judicial or legislative developments regarding the use of tables that do not differentiate on the basis of sex.

                                GENERAL MATTERS

INCONTESTABILITY

      We will not contest the Contract after it is issued.

SETTLEMENTS

      Due proof of the death of the Owner(s) (or the Annuitant's death if there is a nonnatural Owner) must be received before settlement of a death claim.

SAFEKEEPING OF VARIABLE ACCOUNT ASSETS

      We hold title to the assets of the Variable Account. The assets are kept physically segregated, held separate and apart from our general corporate assets. Records are maintained of all purchases and redemptions of the portfolio shares held by each of the Subaccounts.

      The Funds do not issue certificates. We hold the Variable Account assets in open account in lieu of stock certificates. Each Fund prospectus provides a more detailed description of the custodian of that Fund.

SAFEKEEPING OF VARIABLE ACCOUNT RECORDS

      All accounts, books, records and other documents which are required to be maintained for the Variable Account are maintained by Glenbrook Life.

                              FEDERAL TAX MATTERS

INTRODUCTION

      THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. GLENBROOK LIFE MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT. Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF GLENBROOK LIFE AND ANNUITY COMPANY

      We are taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. The Variable Account is not an entity separate from Glenbrook Life; its operations form a part of Glenbrook Life. Consequently, the Variable Account is not taxed separately as a "Regulated Investment Company" under Subchapter M of the Internal Revenue Code.

      Investment income and realized capital gains of the Variable Account are applied automatically to increase reserves under the Contract. Glenbrook Life believes that, under existing federal income tax law, the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Generally, reserves are amounts that Glenbrook Life is required, by law, to accumulate and maintain in order to meet future obligations under the Contracts.

      Glenbrook Life does not anticipate that it will incur any federal income tax liability attributable to the Variable Account. Therefore we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Variable Account, then we may impose a charge against the Variable Account in order to make provision for such taxes.

EXCEPTIONS TO THE NONNATURAL OWNER RULE

      Generally, contracts held by a nonnatural owner are not treated as annuity contracts for federal income tax purposes, unless one of several exceptions applies. Contracts generally will be treated as held by a natural person if the nominal owner is a trust or other entity that holds the contract for the benefit of a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of a contract under a non-qualified deferred compensation arrangement for employees. Other exceptions to the nonnatural owner rule are:

      * contracts acquired by an estate of a decedent by reason of the death of the decedent;
      *     certain Qualified Contracts;
      * contracts purchased by employers upon the termination of certain qualified plans;
      * certain contracts used in connection with structured settlement agreements, and
      * contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

IRS REQUIRED DISTRIBUTION AT DEATH RULES

      To qualify as an annuity contract for federal income tax purposes, a nonqualifed contract must provide:

      * if any contract owner dies on or after the annuity start date, but before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death;
      * if any contract owner dies before the annuity start date, the entire interest in the contract will be distributed within five years after the date of that owner's death.

      The five year requirement is satisfied if:

      * any portion of the contract owner's interest which is payable to a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary), and
      * the distributions begin within one year of the contract owner's death.

      If the designated beneficiary of the contract is the contract owner's surviving spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a nonnatural person, the Annuitant is treated as the contract owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a contract owned by a nonnatural person will be treated as the death of the contract owner.

QUALIFIED PLANS

      This Contract may be used with several types of qualified plans. Glenbrook Life reserves the right to limit the availability of the Contract for use with any of the qualified plans listed below. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan. Qualified plan participants, and owners, annuitants and beneficiaries under the Contract, may be subject to the terms and conditions of the qualifed plan, regardless of the terms of the Contract.

TYPES OF QUALIFIED PLANS

IRAS

      Section 408 of the Internal Revenue Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. An IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid or the contract value. The contract provides a death benefit that in certain circumstances may exceed the greater of the purchase payments or the contract value. If the IRS treats the death benefit as violating the prohibition on investment in life insurance contracts, the contract would not qualify as an IRA.

ROTH IRAS

      Section 408A of the Internal Revenue Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth IRA. Roth IRAs are subject to limitations on the amount that can be contributed. In certain instances, distributions from Roth IRAs are excluded from gross income. Subject to certain limits, a traditional IRA may be converted or "rolled over" to a Roth IRA. The taxable portion of a conversion or rollover distribution is included in gross income, but is exempted from the 10% penalty tax on premature distributions.

SIMPLIFIED EMPLOYEE PENSION PLANS

      Section 408(k) of the Internal Revenue Code allows employers to establish simplified employee pension plans for their employees, if certain criteria are met. Under these plans the employer may, within limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent advice.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS)

      Sections 408(p) and 401(k) of the Internal Revenue Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets, or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees, and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TAX SHELTERED ANNUITIES

      Section 403(b) of the Internal Revenue Code permits public school systems and certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Internal Revenue Code) to purchase contracts for their employees. Subject to certain limitations, a Section 403(b) plan permits an employer to exclude the purchase payments from an employee's gross income. A contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after December 31, 1988, and all earnings on salary reduction contributions, may be made only:

      * on or after the date the employee--attains age 59 1/2, separates from service, dies, becomes disabled; or
      *     on account of hardship.

(Distributions attributable to salary reduction contributions made after December 31, 1988, may be made; distributions attributable to EARNINGS on such salary reduction contributions may not.) These limitations would not apply to withdrawals occurring when Glenbrook Life is directed to transfer some or all of the Contract Value to another 403(b) plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

      Sections 401(a) and 403(a) of the Internal Revenue Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Internal Revenue Code permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of contracts to provide benefits under the plans.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT  ORGANIZATION  DEFERRED COMPENSATION
PLANS

      Section 457 of the Internal Revenue Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Employees with contracts under the plan are considered general creditors of the employer. The employer, as owner of the contract, has the sole right to the proceeds of the contract. Generally, under the nonnatural owner rules, such contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of an employee will not be included in that employee's gross income until distributed from the plan. However, all the compensation deferred under a 457 plan must remain the sole property of the employer. As property of the employer, the assets of the plan are subject to the claims of the employer's general creditors, until such time as the assets are made available to the employee or a beneficiary.

                                 UNDERWRITERS

      The Contracts are distributed through the principal underwriter for the Variable Account, Allstate Life Financial Services, Inc. ("ALFS"), an affiliate of Glenbrook Life and Annuity Company. We may pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for expenses incurred in distributing the Contracts, including any liability to Owners arising out of services rendered or Contracts issued.

      The offering of the Contracts is continuous and we do not anticipate discontinuing the offering of the Contracts. However, we reserve the right to discontinue the offering of the Contracts.

                                 LEGAL MATTERS

      Porter, Wright, Morris & Arthur LLP of Washington, D.C. has provided advice on certain legal matters relating to the federal securities laws. All matters of Arizona and Illinois law pertaining to the Contracts, including the validity of the Contract and Glenbrook's authority to issue the Contract under Arizona Insurance Law, have been passed upon by Michael J. Velotta, General Counsel of Glenbrook Life and Annuity Company.

                                    EXPERTS

     The financial statements of Glenbrook life and annuity Company included in this Statement of Additional Information (which is incorporated by reference in the prospectus of Glenbrook Life Discover Variable Annuity Account A of Glenbrook Life and annuity Company) have been audited by Deloitte & Touche, LLP, 180 N. Stetson Avenue, Chicago, Illinois 60601-6701, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             FINANCIAL STATEMENTS

      The financial statements of Glenbrook Life, which are included in this Statement of Additional Information, should be considered as bearing only on our ability to meet our obligation under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

      Because the Subaccounts available under this Contract did not commence operation before the date of the prospectus for the Contract, financial information about the Subaccounts is not included in that prospectus or in this SAI.

                                         PART C
                                    OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS.

Financial Statements

All required financial statements are included in Part B of this registration statement.

Exhibits

(1)  Resolution of the Board of Directors of Glenbrook  Life and Annuity
     Company authorizing establishment of the Glenbrook Life Discover Variable Account (A).

(2)  Not Applicable.

(3)  Form of Underwriting Agreement. 1/

(4)  Form of Discover Variable Annuity Contract.

(5)  Form of Discover Variable Annuity Contract Application.

(6)  (a)(i) Articles of Incorporation  of Glenbrook Life and Annuity  Company.2/

        (ii) Amended and Restated Articles of Incorporation and Articles of Redomestication of Glenbrook Life and Annuity Company.3/

     (b)(i) Bylaws of  Glenbrook  Life and Annuity  Company.2/

        (ii) Amended  and  Restated  Bylaws  of  Glenbrook  Life  and  Annuity
             Company.3/

(7) Form of Reinsurance Agreement between Glenbrook Life and Annuity Company and Allstate Life Insurance Company.4/

(8)  Form of Participation Agreement.5/

(9) Opinion and Consent of Michael J. Velotta, Vice President, Secretary and General Counsel of Glenbrook Life and Annuity Company.5/

(10) (a) Consent of Porter, Wright, Morris and Arthur, LLP.5/
     (b) Consent of Deloitte & Touche, LLP 5/

(11) Not Applicable.

(12) Not Applicable.

(13) Computation of Performance Quotations. 5/

(14) Not Applicable.

(15) Powers of Attorney.

1/ Incorporated herein by reference to Depositor's Form N-4 registration statement filed with the SEC via EDGARLINK on July 31, 1998 (File No. 333-60337).

2/ Incorporated herein by reference to depositor's Form S-1 registration statement filed with the SEC via EDGARLINK on June 28, 1996 (File No. 333-07275).

3/ Incorporated herein by reference to Depositor's Form 10-K filed with the SEC via EDGARLINK on March 31, 1999.

4/ Incorporated herein by reference to depositor's pre-effective amendment No. 1 to Form N-4 registration statement filed with the SEC via EDGARLINK on November 22, 1995 (File No. 033-62203).

5/ To be filed by subsequent pre-effective amendment.

25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

                         NAME AND PRINCIPAL
                         BUSINESS ADDRESS             POSITIONS AND OFFICES WITH
DEPOSITOR

                         Louis G. Lower, II           Chairman of the Board and Chief
                                                      Executive Officer
                         Michael J. Velotta           Vice President, Secretary,
                                                      General Counsel and Director
                         Brent H. Hamann              Director
                         John R. Hunter               Director
                         Thomas J. Wilson, II         Director and Vice Chairman
                         Marla G. Friedman            Vice President
                         Kevin R. Slawin              Vice President and Director
                         G. Craig Whitehead           Assistant Vice President and
                                                      Director
                         Timothy N. Vander Pas        Assistant Vice President and
                                                      Director
                         A. Sales Miller              Vice President, Operations
                         James P. Zils                Treasurer
                         Casey J. Sylla               Chief Investment Officer
                         Sarah R. Donahue             Assistant Vice President and
                                                      Director
                         Emma M. Kalaidjian           Assistant Secretary
                         Paul N. Kierig               Assistant Secretary
                         Mary J. McGinn               Assistant Secretary
                         Samuel H. Pilch              Controller
                         Barry S. Paul                Assistant Vice President
                         Robert N. Roeters            Assistant Vice President
                         C. Nelson Strom              Assistant Vice President and
                                                      Corporate Actuary
                         Kathleen Urbanowicz          Assistant Vice President,
                                                      Operations
                         Brenda D. Sneed              Assistant Secretary and Assistant
                                                      General Counsel
                         Nancy M. Bufalino            Assistant Treasurer
                         Patricia W. Wilson           Assistant Treasurer
                         Gregory C. Sernett           Assistant Secretary
                         Joanne M. Derrig             Assistant Secretary and Chief
                                                      Compliance Officer

The principal business address of the foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Incorporated herein by reference to the Form 10-K Report, Commission File #1-11840, March 31, 1999, The Allstate Corporation.

27.  NUMBER OF CONTRACT OWNERS

Not applicable.

28.  INDEMNIFICATION

The bylaws of both Glenbrook Life and Annuity Company (Depositor) and Allstate Life Financial Services, Inc. (Principal Underwriter), provide for the indemnification of its directors, officers and controlling persons, against expenses, judgments, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29.  RELATIONSHIP OF PRINCIPAL UNDERWRITER TO OTHER INVESTMENT COMPANIES

(a) Allstate Life Financial Services, Inc., currently acts as a principal underwriter, depositor, sponsor, or investment adviser for the following entities:

          -          Allstate Financial Advisors Separate Account I
          -          Glenbrook Life and Annuity Company Variable Annuity Account
          -          Glenbrook Life Multi-Manager Variable Account
          -          Allstate Life of New York Separate Account A
          -          Glenbrook Life Variable Life Separate Account A
          -          Glenbrook Life and Annuity Company Separate Account A
          -          Glenbrook Life AIM Variable Life Separate Account A
          -          Glenbrook Life Variable Life Separate Account B
          -          Allstate Life Insurance Company Separate Account A

(b) Following are the names, business addresses, positions, and offices, of each director, officer, or partner of the principal underwriter:


NAME AND PRINCIPAL
BUSINESS ADDRESS                            POSITION OR OFFICE

Louis G. Lower, II                           Director
Kevin R. Slawin                              Director
Michael J. Velotta                           Director and Secretary
John R. Hunter                               President, Chief
                                             Executive Officer and Director
Janet M. Albers                              Vice President and
                                             Controller
Brent H. Hamann                              Vice President
Andrea J. Schur                              Vice President
Terry Young                                  General Counsel and
                                             Assistant Secretary
James P. Zils                                Treasurer
Lisa A. Burnell                              Assistant Vice President and
                                             Compliance Officer
Robert N. Roeters                            Assistant Vice President
Emma M. Kalaidjian                           Assistant Secretary
Brenda D. Sneed                              Assistant Secretary
Gregory C. Sernett                           Assistant Secretary
Nancy M. Bufalino                            Assistant Treasurer

The principal address of the foregoing officers, directors and partners is 3100 Sanders Road, Northbrook, Illinois 60062.

(c) Underwriter compensation during fiscal year ended December 31, 1998:

          (1)                      (2)                    (3)                     (4)                    (5)
                            NET UNDERWRITING
   NAME OF PRINCIPAL          DISCOUNTS AND
      UNDERWRITER              COMMISSIONS                                 COMPENSATION ON            BROKERAGE
                                                       REDEMPTION             COMMISSION            COMPENSATION


     Allstate Life               _______                  None                   None                   None
Financial Services, Inc.


30.       LOCATION OF ACCOUNTS AND RECORDS

The depositor, Glenbrook Life and Annuity Company, is located at 3100 Sanders Road, Northbrook, Illinois 60062.

The principal underwriter, Allstate Life Financial Services, Inc., is located at 3100 Sanders Road, Northbrook, Illinois 60062.

Each company maintains physical possession of each account, book, or other document required to be maintained by Section 31(a) of the 1940 Act and the Rules under it.

31.      MANAGEMENT SERVICES

None.

32.      UNDERTAKINGS

The registrant promises to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information or a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information. Finally, the registrant agrees to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Representations Pursuant to Section 403(b) of the Internal Revenue Code

The depositor, Glenbrook Life and Annuity Company ("Glenbrook Life"), represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance ("ACLI") and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

Representations Regarding Contract Expense

The depositor, Glenbrook Life, represents that the fees and charges deducted under the individual and group flexible premium deferred variable annuity contracts hereby registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Glenbrook Life.

                                       SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Glenbrook Life Discover Variable Account (A), certifies that it has duly caused this registration statement to be signed on its behalf, in the Township of Northfield, and the State of Illinois, on this 11th day of October, 1999.

                      GLENBROOK LIFE DISCOVER VARIABLE ACCOUNT (A)
                                      (REGISTRANT)
                         BY: GLENBROOK LIFE AND ANNUITY COMPANY
                                       (DEPOSITOR)
(SEAL)

Attest:       /s/JOANNE M. DERRIG          By:  /s/MICHAEL J. VELOTTA
              -------------------               ---------------------
              Joanne M. Derrig                  Michael J. Velotta
              Assistant Secretary               Vice President, Secretary
                                                  and General Counsel

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this registration statement has been duly signed below by the following directors and officers of Glenbrook Life and Annuity Company on the 11th day of October, 1999.

* LOUIS G. LOWER, II                        Chairman of the Board of Directors and Chief
--------------------                        Executive Officer
Louis G. Lower, II                          (Principal Executive Officer)

/s/ MICHAEL J. VELOTTA                      Vice President, Secretary, General Counsel
----------------------                      and Director
Michael J. Velotta

* JOHN R. HUNTER                            Director
----------------
John R. Hunter

* BRENT H. HAMANN                           Director
-----------------
Brent H. Hamann

* TIMOTHY N. VANDER PAS                     Director
-----------------------
Timothy N. Vander Pas

* THOMAS J. WILSON III                      Vice Chairman and Director
----------------------
Thomas J. Wilson III

* KEVIN R. SLAWIN                           Vice President and Director
-----------------                           (Principal Financial Officer)
Kevin R. Slawin

* SARAH R. DONAHUE                          Assistant Vice President and Director
------------------
Sarah R. Donahue

* G. CRAIG WHITEHEAD                        Assistant Vice President and Director
--------------------
G. Craig Whitehead





* JAMES P. ZILS                             Treasurer
---------------
James P. Zils

* CASEY J. SYLLA                            Chief Investment Officer
----------------
Casey J. Sylla

*SAMUEL H. PILCH                            Controller
----------------                            (Principal Accounting Officer)
Samuel H. Pilch

* By: /s/ Michael J. Velotta, pursuant to Power of Attorney previously filed and filed herewith.

                                      Exhibit Index


Exhibit 1 Resolution of The Board of Directors of Glenbrook Life and Annuity Company authorizing establishment of the Glenbrook Life Discover Variable Account A.

Exhibit 4         Form of Discover Variable Annuity Contract.

Exhibit 5         Form of Discover Variable Annuity Contract Application.

Exhibit 15        Powers of Attorney.